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                                                   hours per response .... 14.9
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                         Los Angeles, California 90025
                           Telephone: (310) 444-1822
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 20, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240. 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 12489L108                                               Page 2 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners III, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                               Page 3 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Capital Partners L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 4 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Holdings, Inc., a California corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 5 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners International, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.  12489L108                                              Page 6 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS & Co. International, L.P., a Cayman Islands exempted limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.  12489L108                                              Page 7 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS International, Holdings Limited, a Cayman Islands exempted company limited by shares
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)

5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                                Page 8 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Bradford M. Freeman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,929,436 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436  (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4%  (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                                Page 9 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ronald P. Spogli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,929,436 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                             Page 10 of 17
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William M. Wardlaw
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO.  12489L108                                             Page 11 of 17
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Frederick Simmons
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO.  12489l108                                             Page 12 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John M. Roth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436  (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436  (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,929,436  (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4%  (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 13 of 17

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Charles P. Rullman, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,929,436  (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,929,436  (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,929,436  (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.4%  (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

         This Amendment No. 8 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997, Amendment No. 1 as filed with the Commission on November 13, 2000, Amendment No. 2 as filed with the Commission on December 5, 2000, Amendment No. 3 as filed with the Commission on February 27, 2001, Amendment No. 4 as filed with the Commission on April 30, 2001, Amendment No. 5 as filed with the Commission on May 25, 2001, Amendment No. 6 as filed with the Commission on June 7, 2001 and Amendment No. 7 as filed with the Commission on July 10, 2001 (as amended, the "Schedule 13D").

         Items 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source of Funds and Other Consideration.

               Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

               In connection with the Senior Notes Purchase Agreement, on July 20, 2001, Holding entered into a Registration Rights Agreement with CSFB (the "Senior Notes Rights Agreement" which is attached hereto as
         Exhibit 19), which sets forth the registration rights of the initial purchasers of the Units. In addition, Holding has entered into an Anti-Dilution Agreement, dated as of July 20, 2001 (the "Senior Notes Anti-Dilution Agreement" which is attached hereto as Exhibit 20), which sets forth certain rights of the purchasers of Units. Holding has also entered into an Indenture, dated as of July 20, 2001, with State Street Bank and Trust Company of California (the "Senior Notes Indenture" which is attached hereto as Exhibit 21), which sets forth the terms of the Senior Notes.

               In addition, the Issuer and Holding have also entered into a Credit Agreement, dated as of July 20, 2001 (the "Credit Agreement" which is attached hereto as Exhibit 22), with, CSFB and the other parties thereto. Under the Credit Agreement, CSFB provided the Issuer with debt financing as contemplated by the CSFB Commitment Letter, as amended.

               On July 19, 2001, Holding and the other parties to the Contribution Agreement entered into an Amendment to the Contribution Agreement (the "Contribution Agreement Amendment" which is attached hereto as Exhibit 23). The Contribution Agreement Amendment provides for the purchase of up to an aggregate of $10 million of Holding Class A Common Stock by California Public Employees' Retirement System, among other things.

               The information set forth in this Item 3 is qualified in its entirety by reference to the Senior Notes Rights Agreement (attached hereto as Exhibit 19), the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit
         22) and the Contribution Agreement Amendment (attached hereto as
         Exhibit 23) each of which is expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

               On July 20, 2001, the CBRE Merger was consummated. Each share of the Issuer's Common Stock, other than those held by members of the Buying Group, has been converted into the right to receive $16.00. As a result of the CBRE Merger, the Issuer's shares will no longer be listed on the New York Stock Exchange. The consummation of the CBRE Merger was announced in a press release dated as of July 20, 2001 (the "Press Release" which is attached hereto as Exhibit 24).

               In connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White, Wirta and the other parties thereto entered into the Securityholders'

         Agreement, (attached hereto as Exhibit 25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the Warrant Agreement (attached hereto as Exhibit 26).

               The information set forth in this Item 4 is qualified in its entirety by reference to the Securityholders Agreement (attached hereto as Exhibit 25), the Warrant Agreement (attached hereto as Exhibit 26) and the Press Release (attached hereto as Exhibit 24),


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

               As described in Item 3 hereof, the Issuer and Holding entered into a Credit Agreement with CSFB and the other parties thereto (attached hereto as Exhibit 22) with respect to a portion of the Financings. Also, as described in Item 3 hereof, Holding entered into a Senior Notes Purchase Agreement (attached hereto as Exhibit 16), a Senior Notes Rights Agreement (attached hereto as Exhibit 19), a Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), a Senior Notes Indenture (attached hereto as Exhibit 21) and a Contribution Agreement Amendment (attached hereto as Exhibit 23). The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

               As described in Item 4 hereof, in connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta, and the other parties thereto entered into the final version of the Securityholders' Agreement, (attached hereto as Exhibit 25). In addition, on July 20, 2001, Holding, FSEP III and FSEP International entered into the final version of the Warrant Agreement (attached hereto as Exhibit 26).

               The information set forth in this Item 6 is qualified in its entirety by reference to the Securityholders Agreement (attached hereto as Exhibit 25), the Warrant Agreement (attached hereto as Exhibit 26), the Senior Notes Rights Agreement (attached hereto as Exhibit 19, the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 20), the Senior Notes Indenture (attached hereto as Exhibit 21), the Credit Agreement (attached hereto as Exhibit 22) and the Contribution Agreement Amendment (attached hereto as Exhibit 23) each of which is expressly incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by replacing it with the following:

               1. Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., and CB Richard Ellis Services, Inc. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

               2. Amended and Restated Contribution Agreement, dated as of May 31, 2001 by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed with Amendment No. 6 to the Schedule 13D on June 7,
                    2001).

               3. Form of Securityholders' Agreement (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

               4.   Form of Warrant Agreement (filed with Amendment No. 3 to the
                    Schedule 13D on February 27, 2001).

               5. CSFB Commitment Letter, dated as of February 23, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27,
                    2001).

               6. DLJ Commitment Letter, dated as of February 23, 2001 by and between DLJ Investment Funding, Inc. and BLUM CB Holding Corp. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               7. Confidentiality Agreement dated December 15, 2001 and the Amendment to the Confidentiality Agreement dated February 23, 2001 by and among CB Richard Ellis Services, Inc., BLUM Capital Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Frederic V. Malek and The Koll Holding Company (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               8. BLUM Agreement dated February 23, 2001 by and between RCBA Strategic Partners, L.P., and CB Richard Ellis Services, Inc. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

               9. FSEP Agreement dated February 23, 2001 by and among FS Equity Partners III, L.P., FS Equity Partners International, L.P. and RCBA Strategic Partners, L.P. (filed with Amendment No. 3 to the Schedule 13D on February 27, 2001).

              10. Joint Filing Agreement, dated as of August 28, 1997 (filed with the Initial Filing of the Schedule 13D on September 5,
                    1997).

              11. Power of Attorney dated December 4, 2000 (filed with Amendment No. 2 to the Schedule 13D on December 5, 2000).

              12. Purchase Agreement dated as of May 31, 2001, by and among BLUM CB Corp, Credit Suisse First Boston and the other parties thereto (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

              13. Amendment to the CSFB Commitment Letter dated as of May 31, 2001 by and between Credit Suisse First Boston and BLUM CB Corp. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

              14. Amendment to the DLJ Commitment Letter dated as of May 31, 2001 by and between DLJ Investment Funding, Inc. and CBRE Holding, Inc. (filed with Amendment No. 6 to the Schedule 13D on June 7, 2001).

              15. Amendment to the DLJ Commitment Letter dated as of June 29, 2001 by and between DLJ Investment Funding, Inc. and CBRE Holding, Inc. (filed with Amendment No. 7 to the Schedule 13D on July 10, 2001).

              16. Purchase Agreement dated as of June 29 between CSFB and CBRE Holding, Inc. (filed with Amendment No. 7 to the Schedule 13D on July 10, 2001).

              17. Registration Rights Agreement, dated as of May 31, 2001, among CBRE Holding, Inc., BLUM CB Corp and Credit Suisse First Boston Corporation (filed with Amendment No. 7 to the
                    Schedule 13D on July 10, 2001).

              18. Indenture dated as of June 7, 2001, among CBRE Holding, Inc., BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, for 11 1/4% Senior Subordinated Notes due 2011 (filed with Amendment No. 7 to the Schedule 13D on July 10, 2001).

              19. Registration Rights Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston. (filed herewith).

              20. Anti-Dilution Agreement, dated as of July 20, 2001, between CBRE Holding, Inc. and Credit Suisse First Boston. (filed herewith).

              21. Indenture, dated as of July 20, 2001, between CBRE Holding, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee, relating to notes of CBRE Holding, Inc. (filed herewith).

              22. Credit Agreement, dated as of July 20, 2001, between CB Richard Ellis Services, Inc., CBRE Holding, Inc., Credit Suisse First Boston Corporation and other lenders party thereto (filed herewith).

              23. Amendment, dated as of July 19, 2001, by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Donald M. Koll and the other parties thereto (filed herewith).

              24.   Press release dated July 20, 2001 (filed herewith).

              25. Securityholders' Agreement, dated as of July 20, 2001, by and among the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta, and the other parties thereto (filed herewith).

              26. Warrant Agreement, dated as of July 20, 2001, by and among Holding, FSEP III and FSEP International (filed herewith).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001

                                FS EQUITY PARTNERS III, L.P.,
                                a Delaware limited partnership

                                By:  FS Capital Partners, L.P.
                                     Its:  General Partner

                                     By:   FS Holdings, Inc.
                                           Its: General Partner

                                           By:  /s/ J. Frederick Simmons
                                                --------------------------------
                                                J. Frederick Simmons
                                                Title: Vice President

                                FS CAPITAL PARTNERS, L.P.,
                                a California limited partnership

                                By:  FS Holdings, Inc.
                                     Its:  General Partner

                                     By:  /s/ J. Frederick Simmons
                                          --------------------------------
                                          J. Frederick Simmons,
                                          Title: Vice President

                                FS HOLDINGS, INC.,
                                a California corporation

                                By:   /s/ J. Frederick Simmons
                                      ------------------------------------------
                                      J. Frederick Simmons
                                      Title: Vice President

                                FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                                a Delaware limited partnership

                                By:  FS&Co. International, L.P.,
                                     Its:  General Partner

                                     By:   FS International Holdings Limited
                                           Its: General Partner

                                           By:  /s/ J. Frederick Simmons
                                                --------------------------------
                                                J. Frederick Simmons
                                                Title: Vice President

                                FS&CO. INTERNATIONAL, L.P.,
                                a Cayman Islands exempted limited partnership

                                By:  FS International Holdings Limited
                                     Its:  General Partner

                                     By:   /s/ J. Frederick Simmons
                                           -------------------------------------
                                           J. Frederick Simmons
                                           Title: Vice President

                             FS INTERNATIONAL HOLDINGS LIMITED,
                             a Cayman Islands exempted company limited by shares

                             By:  /s/ J. Frederick Simmons
                                  ----------------------------------------------
                                  J. Frederick Simmons
                                  Title:  Vice President


                             *
                             ---------------------------------------------------
                             Bradford M. Freeman


                             *
                             ---------------------------------------------------
                             Ronald P. Spogli


                             *
                             ---------------------------------------------------
                             William M. Wardlaw


                             /s/ J. Frederick Simmons
                             ---------------------------------------------------
                             J. Frederick Simmons


                             *
                             ---------------------------------------------------
                             John M. Roth


                             *
                             ---------------------------------------------------
                             Charles P. Rullman, Jr.


                             *    By:   /s/ J. Frederick Simmons
                                        ----------------------------------------
                                        J. Frederick Simmons, attorney-in-fact